December 27, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Scott Anderegg

Re:	Huahui Education Group Ltd.
Post-Effective Amendment No. 3 to Form F-1
Filed March 31, 2021
File No. 333-235275

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated November18, 2022 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Post-Effective Amendment No. 3 to the Registration Statemen (the “Post-Effective Amendment”) filed by Huahui Education Group Ltd. on March 31, 2021 (the “Company”).

Set forth below are our responses to the comments. For your convenience, the text of each of such comments are reproduced in italics before our response. Disclosure changes made in response to the Staff’s comments have been made in Post-Effective Amendment No.4, which is being filed with the Commission contemporaneously with the submission of this letter.

Post Effective Amendment No. 3 to Form F-1 filed March 31, 2021

Transfers of Cash to and from the Company’s Subsidiaries, page 15

1. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

In response to the Staff’s comment, we have made the requested revisions.

General

2. We note your revised disclosure in response to prior comment 4, indicating that your PRC counsel, Zhuojian Law Firm, has provided you with an opinion on various matters. Please file the opinion as an exhibit to this registration statement.

In response to the Staff’s comment, we have filed the opinion as an exhibit to the registration statement.

If you have any further questions, please do not hesitate to contact our counsel, Ms. Pang Zhang -Whitaker of Carter Ledyard & Milburn LLP at 212-238-8844.

Very truly yours,

Huahui Education Group Ltd.

By:	/s/ Junze Zhang
Name:	Junze Zhang President and Chief Executive Officer

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